

Ged Moody · 3rd

innovate progress sustain

Passionate about the future. Helping organizations and entrepreneurs accelerate sustainability and technology initiatives.

Boone, North Carolina, United States · **Contact info**

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Providing services
Leadership Development, Executive Coaching, Environmental Consulting, Business Consulting, IT Consultin...
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About

● Offices in Boone and Asheville, NC.
● Helping future-focused firms and individuals to Innovate, Progress, and Sustain.
● Passionate about a sustainable, prosperous, and resilient future for all earth's beings.

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Every year on the first day of school, without fail, my dad would wake me up in the morning by singing "School Days, School Days, Good Old Golden Rule Days...".

Well, today I dip my toes back in the AppState waters with a part-time appointment to teach Sustainable Business at the Walker College of Business.
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Experience

 **Owner & Principal Consultant**
innovate progress sustain · Self-employed
2002 - Present · 21 yrs 1 mo
Boone and Asheville, North Carolina

 **Owner & Strategic Advisor**
HiveTracks
Jun 2016 - Present · 6 yrs 8 mos
Boone, North Carolina, United States

 **Lecturer - Sustainable Business**
Appalachian State University
Aug 2021 - Present · 1 yr 6 mos

 **Digital Strategy Advisor**
Pneuma Respiratory
2017 - Present · 6 yrs 1 mo
Boone NC

 **Chief Strategist**
Carofin
2018 - 2020 · 2 yrs
Asheville, North Carolina Area

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Education

 **Appalachian State University**
Appropriate Technology
2008

Graduate School

 **The University of Alabama in Huntsville**
Management
1990

Graduate School

 **University of South Carolina**
Economics, Computer Science

1987
UnderGraduate

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Skills

Sustainability

 Endorsed by Stan Cross and 7 others who are highly skilled at this

 Endorsed by 35 colleagues at Appalachian State University

 85 endorsements

Entrepreneurship

 Endorsed by 20 colleagues at Appalachian State University

 55 endorsements

Renewable Energy

 Endorsed by Brent Summerville and 3 others who are highly skilled at this

 Endorsed by 23 colleagues at Appalachian State University

 55 endorsements

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Recommendations

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Courses

Rocky Mountain Institute eLab (x4)

Projects

Co-Reinventor : Appalachian Energy Summit

Languages

Gibberish
Native or bilingual proficiency

Jargon
Full professional proficiency

Organizations

High Country Impact Fund
Founding Member · Jan 2019 - Present

AppState Renewable Energy Initiaitve
Student Chair & (later) Advisor · Jan 2007 - Jan 2014

Proud to have served and to have played a small part in placing permanent Clean Energy landmarks in Boone, NC.

Association for Managers of Innovation
Invited Member

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Interests

Companies   Groups   Schools

 **University of South Carolina**
242,012 followers

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 **Center for Creative Leadership**
480,254 followers

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Causes

Animal Welfare · Arts and Culture · Economic Empowerment · Education · Environment · Health · Science and Technology